Exhibit 3.1

CERTIFICATE OF FORMATION

OF

OAKTREE GARDENS OLP, LLC

This Certificate of Formation of Oaktree Gardens OLP, LLC (the “Company”) has been duly executed and is being filed by the undersigned authorized person to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq.), as amended from time to time.

1. Name. The name of the limited liability company formed hereby is Oaktree Gardens OLP, LLC.

2. Registered Office and Registered Agent. The address of the registered office of the Company in the State of Delaware is Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware 19808. The registered agent of the Company for service of process at such address is Corporation Service Company.

IN WITNESS WHEREOF, the undersigned authorized person has duly executed this Certificate of Formation as of February 3, 2023.

By:	/s/ Nicholas Tarnowski
Name: Nicholas Tarnowski Title: Authorized Person